Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated December 29, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Repros Therapeutics Inc.

a Delaware corporation

at

$0.67 net per share

Pursuant to the Offer to Purchase dated December 29, 2017

by

Celestial Merger Sub, Inc.

a wholly owned subsidiary of

Allergan Sales, LLC

and an indirect wholly owned subsidiary of

Allergan plc

Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”) and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Repros Therapeutics Inc., a Delaware corporation (“Repros”), at a purchase price of $0.67 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 29, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Repros. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Repros (the “Merger”), with Repros continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder meeting will be required to consummate the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned or held in treasury by Repros or owned by Parent, Purchaser or any of their respective subsidiaries, which Shares shall be canceled and shall cease to exist or (ii) held by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Repros will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)	the Minimum Condition (as described below);

(ii)	the Antitrust Condition (as described below); and

(iii)	the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M. (Eastern time), on January 29, 2018 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares issued and outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Repros would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication). The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under any applicable antitrust law, shall have expired or otherwise been terminated prior to the Expiration Date, or any pre-closing approval or clearance required under any applicable antitrust law shall have been obtained. However, as of the date of the Offer, Parent has determined that the Offer and Merger do not exceed the thresholds for reporting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and therefore the Offer and Merger do not trigger a notification and report form under the HSR Act. Parent has not identified any foreign antitrust laws applicable to the proposed transaction that would impose a waiting period or approval requirement. The Governmental Impediment Condition requires that there be (i) no statute, rule, regulatory or other law, judgment or order enacted, promulgated, issued entered, enforced or deemed applicable to the Merger by any governmental entity of competent jurisdiction enjoining, preventing or otherwise prohibiting or making illegal the consummation of the Offer or the Merger and (ii) no claim, action, suit or proceeding by a governmental entity that has not been resolved, and no governmental entity having notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or having opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (A) challenging or seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or (B) seeking to (1) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or the Subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (2) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (3) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or the Subsidiary or of Parent or its affiliates. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15—“Conditions of the Offer” of the Offer to Purchase.

The board of directors of Repros (which we refer to as the “Repros Board”), among other things, has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of Repros and its stockholders; (ii) declared that it was advisable for Repros to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Repros of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the DGCL; and (v) recommended that the Repros’ stockholders tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: Purchaser must (and Parent must cause Purchaser to) extend the Offer (i) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff, NASDAQ Capital Market or necessary to resolve any comments of the SEC or its staff applicable to the Offer and (ii) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived (to the extent permitted under the Merger Agreement), extend the Offer for one (1) or more periods of time of up to ten (10) business days each (the length of such period to be determined by Purchaser), or for such longer period as Purchaser, Parent and Repros may agree, in order to permit the satisfaction of such Offer Conditions. Neither Parent nor Purchaser will be required, or permitted without Repros’ consent, to extend the Offer beyond March 28, 2018, or such later date specified by Parent in a notice to Repros in the event of a repurchase of Repros’ outstanding warrants (but no later than September 15, 2018) (the “Outside Date”). Further, neither Parent nor Purchaser is required to extend the Offer more than once, for a period of up to ten (10) business days if, as of the applicable Expiration Date (other than the initial Expiration Date), all Offer Conditions have been satisfied or waived except for the Minimum Condition.

Subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions (other than the Minimum Condition) or modify or amend the terms or conditions of the Offer, including the Offer Price. However, unless otherwise provided in the Merger Agreement or with Repros’ prior written consent, Parent and Purchaser are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) waive or amend the Minimum Condition, (v) amend the Offer Conditions in a manner that is adverse to the holders of Shares, or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur on January 30, 2018 (the “Offer Closing”), unless Parent and Purchaser extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Acceptance Time”.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of and subject to the Offer Conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Acceptance Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Prices for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 27, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Repros has provided Purchaser with Repros’ stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Repros’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a U.S. holder of Shares in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the Shares. Long-term capital gains recognized by a non-corporate U.S. holder (including an individual) generally will be eligible for preferential U.S. federal income tax rates. See Section 5—“Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

December 29, 2017

New York Times—7.65” x 21”

1039 MacKenzie Partners, Inc.

MayaType LLC (203) 659-0088

Description: Allergan plc Tender Offer

File: 1039-Allergan

12/28/2017                                                       Proof 5  4  3